Exhibit 99.1

Aether Global Innovations Corp. and Idroneimages Ltd are represented by RufDiamond at IMARC - Australia’s largest mining conference.

Vancouver, B.C. – November 7, 2023 – Aether Global Innovations Corp. (CSE: AETH) (OTCQB: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AETH”, or the “Company”), a drone management and automation company, and Idroneimages, Ltd (IDIPLOYER), a drone automation and base station firm, announced today it was represented at the International Mining and Resources Conference (IMARC), Australia’s largest mining conference, by strategic partner RufDiamond Ltd. (“RufDiamond”), a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions.

RufDiamond Team showcasing the retrofitted FatTruck® with integrated IDIPLOYER NeXus+ drone base station at IMARC’s Canada Pavilion

As depicted in the images, RufDiamond’s founder Daryl Adams presented the RufDiamond’s retrofitted FatTruck® with Aether Global’s integration of IDIPLOYER’s NeXus+ drone base station technology at IMARC - Australia’s largest mining conference.

“The groups that are interested in the automated drone docking station are geotechnical and mining exploration teams,” shared Daryl Adams, founder of RufDiamond. “Australia’s mining sites are massive and often remote without roads, so safety and security teams are quite interested in the RufDiamond’s retrofitted Fat Truck® and integrated docking station combination. We’re excited to be able to present, and show via pictures how our team is integrating the drone base station on our all-terrain vehicle back in Canada, and it’s drawing a lot of interest Down Under.”

“We’re pleased to hear from Daryl on the great response he’s receiving at IMARC conference around the integration of our NeXus+ drone base station and his Fat Truck extreme all-terrain vehicle,” shared Peter Campbell, Founder & CEO of IDIPLOYER. “The prospect of integrating our NeXus line of automated drone base stations with off road, all-terrain vehicles, as well as solar stations, allow for companies in mining, oil and gas, and forestry management to better manage and monitor their properties, physical assets and staff in very remote, hard to reach areas. It makes this combined vehicle and drone base station solution ideals for many exploration type businesses.”

To see more on the integration of the retrofitted FatTruck® extreme off-road vehicle and IDIPLOYER’s NeXus+ drone base station, visit https://aethergic.com/ruf-diamond-partnership-with-aether-global-innovations-corp/.

As shown, Aether Global, RufDiamond and IDIPLOYER have begun working on integrating the NeXus automated drone base station solution onto one of Ruf Diamond’s retrofitted FatTruck® extreme off-road vehicle platforms for mining, gas and oil and forestry management industries. All three (3) companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

About RufDiamond Ltd.

RufDiamond Ltd. is a distributor and retrofitter of all-terrain vehicles and equipment built to withstand the harshest of conditions. The Company is committed to a green future and is working to achieve this through beginning work on developing an extreme, all-terrain battery electric vehicle (BEV). RufDiamond service the following industries: mining, energy/power and utilities, military, emergency response and environmental/land management. Learn more at https://rufdiamond.com

About Idroneimages Ltd (IDIPLOYER)

Backed up by 5 years of Drone Pilot Experience IDIPLOYER set out to solve a problem, how to automate commercially available drones. Using this experience and the technical knowledge within their team they set about prototyping and testing basic automation workflows. Following successful tests with the DJI Mavic 2 they rapidly went into production. The IDIPLOYER NeXus and NeXus Plus was born and is now shipped globally to clients automating operations across industries including energy, infrastructure and construction. www.idiployer.com

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President

Aether Global Innovations Corp.

info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.